[SUTHERLAND ASBILL & BRENNAN LLP]

   W. THOMAS CONNER
   DIRECT LINE: 202.383.0590
   E-mail: thomas.conner@sablaw.com



                                 April 30, 2008


VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

         Re:      Kansas City Life Variable Life Separate Account
                  Form 485APOS, File No. 33-95354
                  SEC Accession No. 0000948972-08-000004

Commissioners:

On behalf of Kansas City Life Insurance Company (the "Company") and Kansas City Life Variable Life Separate Account, we hereby request that a post-effective amendment to the above-referenced registration statement filed under the Securities Act of 1933, as amended (the "Act") be withdrawn pursuant to Rule 477 under the Act.

On April 28, 2008, the Company filed post-effective amendment no. 18 to the registration statement for its Century II VUL product (File No. 33-95354) pursuant to Rule 485(a) under the Act using a new class code. That post-effective amendment was accepted by EDGAR on April 28, 2008 at 16:50:50. A defect in the software used to submit the filing to the EDGAR system created the new class code. The Company immediately noticed the error; no securities were sold in connection with the post-effective amendment that is the subject of this withdrawal request.

The Company then refiled the post-effective amendment using the correct class code. That filing was accepted by EDGAR on April 28, 2008 at 21:03:53, SEC Accession No. 0001140361-08-010430 (the "later post-effective amendment"). The later post-effective amendment, however, contained incorrect amendment numbers. The Company will correct the amendment numbering used in the registration statement for its Century II VUL product in future post-effective amendments to that registration statement.


Please contact the undersigned at 202.383.0590 or Pamela Ellis at 202.383.0566 if there are questions or comments on this matter.

                                     Sincerely,

                                     /s/ W. Thomas Conner

                                     W. Thomas Conner


cc:    Michelle C. Roberts, Esq.
       Marc Bensing
       Pamela K. Ellis, Esq.